# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Almonty Industries Inc., CIK 0001670061
CUSIP: 020398707
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 100 KING STREET WEST, SUITE 5700, TORONTO, Ontario Canada (A6), M5X 1C7
Date of event which requires filing of this statement: 03/24/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079197

## Reporting persons
- Michael Lewis Black: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,202,308; shared voting power 4,262,613; sole dispositive power 15,202,308; shared dispositive power 4,262,613; aggregate amount beneficially owned 19,464,921 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Almonty Industries Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5700 Toronto, ON, M5X 1C7

## Item 2. Person Filing
Name of person filing: Michael Lewis Black
Address of principal business office or, if none, residence: 100 King Street West, Suite 5700 Toronto, ON, M5X 1C7
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,464,921
Percent of class: 6.9%
Sole power to vote or to direct the vote: 15,202,308
Shared power to vote or to direct the vote: 4,262,613
Sole power to dispose or to direct the disposition: 15,202,308
Shared power to dispose or to direct the disposition: 4,262,613

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Lewis Black: /s/ Michael Lewis Black, Michael Lewis Black (03/31/2026)